UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

American DG Energy Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

025398108
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

___________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025398108	13G	Page 2 of 8

1	NAME OF REPORTING PERSON Mr. John N. Hatsopolous
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,615,838
	6	SHARED VOTING POWER 36,149
	7	SOLE DISPOSITIVE POWER 1,615,838
	8	SHARED DISPOSITIVE POWER 36,149
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,987
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 025398108	13G	Page 3 of 8

1	NAME OF REPORTING PERSON The John N. Hatsopolous Family Trust of 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 025398108	13G	Page 4 of 8

Item 1.

(a). Name of Issuer:
American DG Energy Inc.

(b). American DG Energy Inc.
45 First Avenue, Waltham, MA 02451

Item 2.

John N. Hatsopoulos
(a). Name of Person Filing:
Mr. John N Hatsopoulos

(b). Address of principal business office:
c/o American DG Energy Inc., 45 First Avenue, Waltham, MA 02451

(c). Citizenship:
United States of American

(d). Title of class of securities:
Common stock, par value $.001 per share

(e). CUSIP No.:
025398108

The John N. Hatsopoulos Family Trust of 2011
(a). Name of Person Filing:

The John N. Hatsopoulos Family Trust of 2011

(b). Address of Principal Business Officer:

c/o American DG Energy Inc., 45 First Avenue, Waltham, MA 02451

(c). Citizenship:

The Bahamas

(d). Title of class of Securities:

Common Stock, Par value $.001 per share

(e). CUSIP Number:

025398108

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

CUSIP No. 025398108	13G	Page 5 of 8

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j)	☐	A non-US institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Item 4. Ownership

John N. Hatsopoulos

a.
Amount Beneficially Owned: 1,651,987[1] shares of American DG Energy common stock, par value $0.001 per share ("ADGE Common Stock"). This amount consists of: (1) 428,397 shares that are directly owned by Mr. Hatsopoulos who has sole voting and investment control over these shares; (2)  1,137,441 shares of ADGE Common Stock that John N. Hatsopoulos has the right to acquire pursuant to currently convertible 6% senior unsecured convertible debentures; (3) 50,000 shares of ADGE Common Stock held by Pat Limited, a company incorporated in the Commonwealth of The Bahamas controlled by John N. Hatsopoulos; and (4) 36,149 shares of ADGE Common Stock held by Mr. Hatsopoulos wife's IRA.

This amount does not include: (1) 4,889,314 shares of ADGE Common Stock held in the John N. Hatsopoulos 1989 Family Trust for the benefit of Nia Marie Hatsopoulos, for whom Mr. and Mrs. Paris Nicolaidis are the trustees. Mr. John N. Hatsopoulos disclaims beneficial ownership of the shares held by this trust; and (2) 4,932,943 shares of ADGE Common Stock held in the John N. Hatsopoulos 1989 Family Trust for the benefit of Alexander J. Hatsopoulos, for whom Mr. and Mrs. Paris Nicolaidis are the trustees. Mr. John N. Hatsopoulos disclaims beneficial ownership of the shares held by this trust.

1    Mr. Hatsopoulos's beneficial ownership of American DG Energy substantially decreased in 2015 because he and/or his wife, Patricia Hatsopoulos, gifted away away the majority of their American DG Energy common stock to their children's trusts for which they disclaim beneficial ownership of as mentioned above.

b.	Percent of Class: 3.2% (based on an aggregate of 50,684,095 shares of ADGE Common Stock outstanding as of December 31, 2015).

c.	Number of shares which person has:

(i) Sole power to vote or direct the vote: 1,615,838
(ii) Shared power to vote or direct the vote: 36,149
(iii) Sole power to dispose or to direct the disposition of: 1,615,838
(iv) Shared power to dispose or to direct the disposition of: 36,149

John N. Hatsopoulos Family Trust 2011

a.	Amount Beneficially Owned: 0[1]

CUSIP No. 025398108	13G	Page 6 of 8

1    The beneficial ownership of this trust has substantially decreased in 2015 because John Hatsopoulos and Patricia Hatsopoulos as sole trustees for the this trust and on behalf of this trust, gifted away the majority of the American DG Energy common stock to their children's trusts for which they disclaim beneficial ownership of as mentioned above.

b.	Percent of class: 0% (based on an aggregate of 50,684,095 shares of ADGE Common Stock outstanding as of December 31, 2015).

c.	Number of shares which person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.    Identification and Classification of Members of the Group.
Not applicable.

Item 9.    Notice of Dissolution of Group.
Not applicable.

Item 10.    Certification.
Not applicable.

CUSIP No. 025398108	13G	Page 7 of 8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

The John N. Hatsopoulos Family Trust 2011

By:    \s\ John N. Hatsopoulos
(Signature)
The John N. Hatsopoulos/Co-Trustee
(Name/Title)

/s/ John N. Hatsopoulos
(Signature)
John N. Hatsopoulos
(Name)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 025398108	13G	Page 8 of 8

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of this Schedule 13G (including any amendments thereto, the “Schedule 13G”) with respect to the shares of Common Stock of American DG Energy, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13G on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

February 16, 2016

The John N. Hatsopoulos Family Trust 2011

By:    \s\ John N. Hatsopoulos
(Signature)
The John N. Hatsopoulos/Co-Trustee
(Name/Title)

/s/ John N. Hatsopoulos
(Signature)
John N. Hatsopoulos
(Name)